SLC Student Loan Receivables I, Inc. has filed a registration statement (including a prospectus) with the SEC (Registration No. 333-141134) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents SLC Student Loan Receivables I, Inc. has filed with the SEC for more complete information about SLC Student Loan Receivables I, Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, SLC Student Loan Receivables I, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-831-9146.

Final Term Sheet

$1,679,450,000

Student Loan Asset-Backed Notes

SLC Student Loan Trust 2008-1
Issuing Entity

SLC Student Loan Receivables I, Inc.
Depositor

The Student Loan Corporation
Sponsor, Seller, Servicer and Administrator

Class(1)	Original Principal Amount	Interest Rate	Maturity	Initial Public Offering Price	Underwriting Discount	Proceeds to The Depositor
A-1 Notes	$308,000,000	3-month LIBOR plus 0.60%	September 15, 2013	100%	0.1600%	99.8400%
A-2 Notes	$422,000,000	3-month LIBOR plus 0.90%	March 15, 2017	100%	0.1800%	99.8200%
A-3 Notes	$290,000,000	3-month LIBOR plus 1.10%	September 15, 2019	100%	0.1900%	99.8100%
A-4A Notes	$602,105,000	3-month LIBOR plus 1.60%	December 15, 2032	100%	0.2210%	99.7790%
B Notes	$57,345,000	3-month LIBOR plus 1.75%	March 15, 2038	100%	0.3070%	99.6930%

(1)

It is expected that on the closing date, the depositor or an affiliate of the depositor will purchase all of the class B notes, $55,000,000 of the class A-3 notes and $245,105,000 of the class A-4A notes.  The underwriting discount for any class A-3, class A-4A or class B notes purchased by the depositor or an affiliate of the depositor will be 0.0760%, 0.0884% and 0.1228%, respectively, and the proceeds to the depositor will be adjusted accordingly.

We are offering the notes through the underwriters, when and if issued.  We are not offering the notes in any state or other jurisdiction where the offer is prohibited.  Application will be made to The Irish Stock Exchange Limited for the notes to be admitted to the Official List and to begin trading on its regulated market.  There can be no assurance that such a listing will be obtained.  The issuance and settlement of the notes is not conditioned on the listing of the notes on The Irish Stock Exchange Limited.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

The notes are asset-backed securities and are obligations of the issuing entity, which is a trust.  They are not obligations of or interests in The Student Loan Corporation, the depositor or any of their affiliates.  The notes are not guaranteed or insured by the United States or any governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined whether this term sheet, the initial free-writing prospectus or the base prospectus is accurate or complete.  Any contrary representation is a criminal offense.

Citi
Lead Manager
Barclays Capital	Credit Suisse	Lehman Brothers
Co-Managers

March 24, 2008